[Letterhead of Sutherland Asbill & Brennan LLP]

March 10, 2014

VIA EDGAR

Catherine Gordon, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Preliminary Proxy Materials on Schedule 14A filed February 24, 2014
File No. 814-00849

Dear Ms. Gordon:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00849), filed with the Commission on February 24, 2014 (the “Proxy Materials”). The Staff’s comment is set forth below and is followed by the Company’s response. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff’s comment.

1.	In the third paragraph under Proposal II, the Company discloses that “the Company does not presently intend to sell shares of its common stock at a price that is more than 20% lower than the Company’s then current NAV, absent extenuating circumstances.” Please add disclosure to describe what the Company would consider to be extenuating circumstances that would cause the Company to sell shares of its common stock at a price that is more than 20% lower than the Company’s then current NAV.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Catherine Gordon, Esq.

March 10, 2014

*            *             *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Richard Peteka / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP

PROPOSAL II:

APPROVAL TO AUTHORIZE THE COMPANY TO SELL SHARES OF ITS COMMON STOCK AT A PRICE OR PRICES BELOW THE COMPANY’S THEN CURRENT NET ASSET VALUE PER SHARE IN ONE OR MORE OFFERINGS, IN EACH CASE SUBJECT TO THE APPROVAL OF ITS BOARD OF DIRECTORS AND COMPLIANCE WITH THE CONDITIONS SET FORTH IN THE PROXY STATEMENT.

The Company is a closed-end investment company that has elected to be regulated as a BDC under the 1940 Act. The 1940 Act prohibits the Company from selling shares of its common stock at a price below the then current net asset value (“NAV”) per share of such stock, exclusive of sales compensation, unless its stockholders approve such a sale and the Company’s board of directors make certain determinations. Shares of the Company’s common stock have traded at a price both above and below their NAV since they have begun trading on the NASDAQ Global Select Market.

Pursuant to this provision, the Company is seeking the approval of its common stockholders so that it may, in one or more public or private offerings of its common stock, sell or otherwise issue shares of its common stock, not exceeding 25% of its then outstanding common stock immediately prior to each such offering, at a price below its then current NAV, subject to certain conditions discussed below. The Company’s board of directors believes that having the flexibility for the Company to sell its common stock below NAV in certain instances is in the best interests of stockholders. If the Company were unable to access the capital markets as attractive investment opportunities arise, the Company’s ability to grow over time and continue to pay dividends to stockholders could be adversely affected.

While the Company has no immediate plans to sell shares of its common stock below NAV, it is seeking stockholder approval now in order to maintain access to the markets if the Company determines it should sell shares of common stock below NAV. These sales typically must be undertaken quickly. The final terms of any such sale will be determined by the board of directors at the time of sale. Also, because the Company has no immediate plans to sell any shares of its common stock, it is impracticable to describe the transaction or transactions in which such shares of common stock would be sold. Instead, any transaction where the Company sells such shares of common stock, including the nature and amount of consideration that would be received by the Company at the time of sale and the use of any such consideration, will be reviewed and approved by the board of directors at the time of sale. There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company under this proposal. However, the Company does not presently intend to sell shares of its common stock at a price that is more than 20% lower than the Company’s then current NAV, absent extenuating circumstances, including, but not limited to, circumstances that would require the Company to raise equity capital in order to avoid defaulting on its debt obligations. If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such sale in accordance with the terms of this proposal. If approved, as required under the 1940 Act, the authorization would be effective for securities sold during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the Meeting or the date of the Company’s 2015 Annual Meeting of Stockholders. Stockholders approved similar proposals at the 2012 and 2013 Annual Meetings of Stockholders. However, notwithstanding such stockholder approvals, since the Company’s initial public offering on February 24, 2011, the Company has not sold any shares of its common stock at a price below the Company’s then current NAV.

Generally, common stock offerings by BDCs are priced based on the market price of the currently outstanding shares of common stock, less a small discount of approximately 5% (which may be higher or lower depending on market conditions). Accordingly, even when shares of the Company’s common stock trade at a market price below NAV, this proposal would permit the Company to offer and sell shares of its common stock in accordance with pricing standards that market conditions generally require, subject to the conditions described below in connection with any offering undertaken pursuant to this proposal. This Proxy Statement is not an offer to sell securities. Securities may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from SEC registration requirements.

1940 Act Conditions for Sales below NAV

The Company’s ability to issue shares of its common stock at a price below NAV is governed by the 1940 Act. If stockholders approve this proposal, the Company will only sell shares of its common stock at a price below NAV per share if the following conditions are met:

•	a majority of the Company’s directors who are not “interested persons” of the Company as defined in the 1940 Act, and who have no financial interest in the sale, shall have approved the sale and determined that it is in the best interests of the Company and its stockholders; and

•

a majority of such directors, who are not interested persons of the Company, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to